UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Brian Malone, Chief Financial Officer
Longwood Fund Management

Prudential Tower, Suite 1555
800 Boylston Street
Boston, Massachusetts 02199
(617) 351-2590

With a copy to:

William C. Hicks, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Longwood Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Longwood Fund GP, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 684,027

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 684,027

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 684,027

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 2.5%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Christoph Westphal, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 711,225

	(8)	Shared Voting Power 684,027

	(9)	Sole Dispositive Power 711,225

	(10)	Shared Dispositive Power 684,027

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,252

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.1%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Richard Aldrich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 556,701

	(8)	Shared Voting Power 859,508

	(9)	Sole Dispositive Power 556,701

	(10)	Shared Dispositive Power 859,508

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,416,209

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.2%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Michelle Dipp, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,108,445

	(8)	Shared Voting Power 684,027

	(9)	Sole Dispositive Power 1,108,445

	(10)	Shared Dispositive Power 684,027

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,792,472

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 6.5%

(14)	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Amendment No. 5 to Schedule 13D amends supplements and restates, as applicable, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2013, as amended by the Schedules 13D/A filed with the SEC on March 28, 2013, March 19, 2014, September 19, 2014 and January 16, 2015 (collectively, the “Schedule 13D”), by Longwood Fund, L.P. (the “Fund”), Longwood Fund GP, LLC (the “General Partner”), Christoph Westphal, M.D., Ph.D., Richard Aldrich, Michelle Dipp, M.D., Ph.D., and Jonathan Tilly, Ph.D. (collectively, with the exception of Jonathan Tilly, Ph.D., the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of OvaScience, Inc., a Delaware corporation (the “Issuer”).  Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

There are no amendments to Item 4 of the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to append the following:

On March 3, 2015, Dr. Dipp received from the Issuer a stock award of 2,375 shares of Common Stock as a discretionary stock bonus (in lieu of cash) for her performance in 2014.  The stock award was granted to Dr. Dipp at no cost.  The Issuer withheld shares of Common Stock to satisfy the minimum statutory tax withholding requirements.

3,862 of the time-based restricted stock units of the Issuer that were granted to Dr. Dipp on December 9, 2014 will vest on March 31, 2015.  The restricted stock units were granted to Dr. Dipp at no cost. In each instance of vesting of Dr. Dipp’s restricted stock units, the Issuer will withhold shares of Common Stock to satisfy the minimum statutory tax withholding requirements.

Item 4.  Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentage of Common Stock reported beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon 27,120,184 shares of the Issuer’s Common Stock outstanding as of March 18, 2015.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.                                    Christoph Westphal, M.D., Ph.D.

(a)                                 At the close of business on March 18, 2015, Christoph Westphal, M.D., Ph.D., beneficially owned 1,395,292 shares of Common Stock, representing a beneficial ownership of approximately 5.1% of the outstanding Common Stock.  701,927 of these shares are held by Dr. Westphal personally, 4,850 of these shares are held by the Christoph H. Westphal Revocable Trust of 2007, 4,448 of these shares represent options to purchase Common Stock that are vested or will vest within 60 days of March 18, 2015 and 684,027 of these shares are held by the General Partner.  Dr. Westphal is the trustee of the Christoph H. Westphal Revocable Trust of 2007, and he exercises voting and investment power of the shares of record held by such trust.

(b)	1. Sole power to vote or direct vote:	711,225
	2. Shared power to vote or direct vote:	684,027
	3. Sole power to dispose or direct the disposition:	711,225
	4. Shared power to dispose or direct the disposition:	684,027

B.                                    Richard Aldrich

(a)                                 At the close of business on March 18, 2015, Richard Aldrich beneficially owned 1,416,209 shares of Common Stock, representing a beneficial ownership of approximately 5.2% of the outstanding Common Stock.  526,445 of these shares are held by Mr. Aldrich personally, 175,481 are held by the Richard H. Aldrich Irrevocable Trust of 2011, 19,850 are held by the Richard H. Aldrich 2005 Revocable Trust, 10,406 are options to purchase Common Stock that are vested or will vest within 60 days of March 18, 2015 and 684,027 are held by the General Partner.  Mr. Aldrich is the trustee of the Richard H. Aldrich 2005 Revocable Trust, and he exercises voting and investment power of the shares of record held by such trust. Mr. Aldrich’s spouse is the trustee of the Richard H. Aldrich Irrevocable Trust of 2011, and she exercises voting and investment power over the shares of record held by such trust.

(b)	1. Sole power to vote or direct vote:	556,701
	2. Shared power to vote or direct vote:	859,508
	3. Sole power to dispose or direct the disposition:	556,701
	4. Shared power to dispose or direct the disposition:	859,508

C.                                    Michelle Dipp, M.D., Ph.D.

(a)                                 At the close of business on March 18, 2015, Michelle Dipp, M.D., Ph.D. beneficially owned 1,792,472 shares of Common Stock, representing a beneficial ownership of approximately 6.5% of the outstanding Common Stock.  819,969 of these shares are held by Dr. Dipp directly, 3,862 of these shares represent time-based restricted stock units that will vest within 60 days of March 18, 2015, 284,614 of these shares represent options to purchase Common Stock that are vested or will vest within 60 days of March 18, 2015 and 684,027 of these shares are held by the General Partner.

(b)	1. Sole power to vote or direct vote:	1,108,445
	2. Shared power to vote or direct vote:	684,027
	3. Sole power to dispose or direct the disposition:	1,108,445
	4. Shared power to dispose or direct the disposition:	684,027

(c)                                  See Item 3 of the Schedule 13D, as amended herein.

D.                                    Longwood Fund, L.P.

(a)                                 At the close of business on March 18, 2015, the Fund did not beneficially own any shares of Common Stock

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	0
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	0

E.                                    Longwood Fund GP, LLC

(a)                                 At the close of business on March 18, 2015, the General Partner directly owned 684,027 shares of Common Stock, representing a beneficial ownership of approximately 2.5% of the outstanding Common Stock.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	684,027
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	684,027

On March 19, 2015, the Fund distributed 1,520,607 shares to the Fund’s limited partners and General Partner pursuant to the Fund’s partnership agreement.  The General Partner’s direct beneficial ownership increased by 364,945 shares as a result of such transaction.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement
99.2

Amended and Restated Investors’ Rights Agreement, dated March 29, 2012, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form

10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).
99.3

Form of Amended and Restated Restricted Stock Agreement between the Registrant and each of Michelle Dipp and Christoph Westphal (incorporated by reference to Exhibit 10.8 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

99.4

Amended and Restated Restricted Stock Agreement between the Registrant, Richard Aldrich and the Richard H. Aldrich Irrevocable Trust of 2011, dated March 29, 2012 (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form 10 (SEC File No. 000-54647), filed by the Issuer on April 11, 2012).

99.5

Registration Rights Agreement, dated March 12, 2013, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 14, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: March 20, 2015

LONGWOOD FUND, L.P.
By:	Longwood Fund GP, LLC, a Delaware limited liability company and general partner of Longwood Fund, L.P	.

By:	/s/ Brian Malone
Brian Malone, Chief Financial Officer

LONGWOOD FUND GP, LLC

By:	/s/ Christoph Westphal
Christoph Westphal, M.D., Ph.D., Manager

/s/ Christoph Westphal
Christoph Westphal, M.D., Ph.D.

/s/ Richard Aldrich
Richard Aldrich

/s/ Michelle Dipp
Michelle Dipp, M.D., Ph.D.